SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A/4	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 4)*

DELIA*S CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

24688Q101

(CUSIP Number)

STEPHEN I. KAHN C/O DELIA*S CORP. 435 HUDSON STREET, 5TH FL. NEW YORK, NEW YORK 10014 (212) 807-9060	AND	JEFFREY A. HORWITZ, ESQ. PROSKAUER ROSE LLP 1585 BROADWAY NEW YORK, NEW YORK 10036-8299 (212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this  Schedule 13D,  and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen I. Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO,PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 634,896

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 634,896

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 634,896

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Geraldine Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 222,222

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 222,222

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) less than 1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robin Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anne Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew Karetsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jennifer A.K. Andres

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Maxine Kahn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arlene Epstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joanna Bober

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur Bober

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth May

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 24688Q101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Judith Goldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to a Statement on Schedule 13D of the Reporting Persons amends Items 4 and 5 of the Statement on Schedule 13D, as previously amended, filed on their behalf with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D, as amended. The Reporting Persons disclaim membership in a group for purposes of this Report.

This Statement on Schedule 13D (this “Statement”)  relates to the Class A common stock, par value $.01 per share (the “Common Stock”), of dELiA*s Corp., a Delaware corporation formerly known as iTurf Inc. (the “Issuer”), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.

Following the share tenders described herein, the Reporting Persons are no longer five percent holders and are therefore no longer required to file any amendment to this Statement on Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 is replaced in its entirety with the following paragraphs:
Except as otherwise described in this Statement, the Reporting Persons hold their Common Stock for investment purposes and currently have no plans to acquire additional shares of Class A Common Stock.

Pursuant to the Put Option Agreement, among Stephen I. Kahn, Geraldine Karetsky, Christopher C. Edgar and Evan Guillemin dated May 12, 2003 (the “Put Option Agreement”) incorporated by reference as Exhibit 8, the Issuer issued a warrant to each of Stephen I. Kahn and Geraldine Karetsky, exercisable from September 1, 2003 until May 12, 2005, for the purchase of a certain number of shares of Common Stock at $.37 per share.  Mr.  Kahn’s warrant grants him the option to purchase 333,333 shares of Common Stock;  the warrant is incorporated by reference as Exhibit 9. Ms.  Karetsky’s warrant grants her the option to purchase 222,222 shares of Common Stock; the warrant is incorporated by reference as Exhibit 10.

On July 30, 2003, the Issuer entered into an Acquisition Agreement (the “Acquisition Agreement”) with Alloy, Inc. (“Alloy”) and Dodger Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Alloy. The Acquisition Agreement is incorporated herein by reference as Exhibit 11.

In connection with the execution of the Acquisition Agreement, Stephen I. Kahn and Geraldine Karetsky entered into a Tender and Stockholder Support Agreement, dated July 30, 2003 (the “Support Agreement”) with Alloy and Merger Sub pursuant to which Mr. Kahn and Ms. Karetsky agreed, subject to certain exceptions, not to transfer their Common Stock and to tender their shares of Common Stock to Merger Sub during the tender offer period. The Support Agreement is incorporated herein by reference as Exhibit 12.

Alloy’s tender offer for all of the outstanding shares of Class A common stock of the Issuer expired at midnight on September 3, 2003.  All individuals listed herein, pursuant to the Acquisition Agreement, and in the case of Mr. Kahn and Ms. Karetsky also pursuant to the Support Agreement, validly tendered their outstanding shares prior to the expiration of the offer and were paid the offer price of $0.928 net per share, in cash on September 8, 2003.  The warrant shares to which Mr. Kahn and Ms. Karetsky are entitled to receive and the Mr. Kahn’s outstanding option to purchase 301,563 shares have not yet been tendered or otherwise disposed.

Item 5.	Interest in Securities of the Issuer
Item 5 is replaced in its entirety with the following paragraphs:

(a) The reporting persons may be deemed to beneficially own an aggregate of 857,118 shares of Class A Common Stock (approximately 1.6% of the outstanding shares of Common Stock based on 53,308,710 shares of Common Stock of the Issuer outstanding as of July 25, 2003).

(b) The following describes the beneficial ownership of shares of Common Stock held by the Reporting Persons:

Stephen I. Kahn:

(i)                                     Sole power to vote or to direct the vote - Mr. Kahn has the right to acquire through the exercise of a currently exercisable warrant 333,333 shares and of currently exercisable options of 301,563;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Shared power to dispose or to direct the disposition - 0;

(iv)                              Sole power to dispose or direct the disposition - 634,896 shares.

Robert Karetsky:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or direct the disposition - 0.

Geraldine Karetsky:

(i)                                     Sole power to vote or to direct the vote - Ms. Karetsky has the right to acquire through the exercise of a currently exercisable warrant 222,222 shares;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Shared power to dispose or to direct the disposition - 0;

(iv)                              Sole power to dispose or to direct the disposition- 0.

Robin Kahn:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition- 0.

Jeffrey Kahn:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Anne Kahn:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Andrew Karetsky:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Jennifer A.K. Andres:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Maxine Kahn:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Arlene Epstein:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Joanna Bober:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Arthur Bober:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Elizabeth May:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

Judith Goldman:

(i)                                     Sole power to vote or to direct the vote - 0;

(ii)                                  Shared power to vote or to direct the vote - 0;

(iii)                               Sole power to dispose or direct disposition - 0;

(iv)                              Shared power to dispose or to direct the disposition - 0.

(c) The information set forth in Item 4 is hereby incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 11, 2003
Date
/s/ Stephen I. Kahn
Signature
Stephen I. Kahn, individually and as attorney-in-fact for each of the other reporting persons
Name/Title